

May 13, 2024

Xiaodong Wang
Chief Executive Officer
Future Vision II Acquisition Corp.
Xiandai Tongxin Building
201 Xin Jinqiao Road, Rm 302
Pudong New District
Shanghai, China

> **Re: Future Vision II Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 30, 2024**
> **CIK No. 0002010653**

Dear Xiaodong Wang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2024 letter.

Form DRS/A submitted April 30, 2024

Cover page

1. We note your response to prior comment 1. We note that a number of statements on your cover page and elsewhere in your prospectus describe China-based risks you have "if [you] complete a business combination with a PRC target company." Please revise these statements so that they are not limited to whether you complete a business combination with a PRC target company. We also note that you have described risks associated with the fact that your sponsor and members of your board of directors and management have significant business ties to and are based in China. Please clarify throughout the cover

       page and summary and where other relevant disclosures appear that these risks also exist because the company is located China, in addition to the sponsor, board and management being based in or having significant ties to China.

2.   The disclosure that you have provided in response to prior comment 2 on the cover page and on pages 75 and 76 describes limitations on cash transfers if you acquire a target company in the PRC, but does not address any impact of PRC law or regulation on cash flows associated with an initial business combination, including shareholder redemptions. As requested, please revise so that the disclosure is not limited to cash transfers in the event that you acquire a PRC target company, since you are already located and China and have other significant ties to China as described in the prospectus.

The SEC has issued..., page 58

3.   We note your response to prior comment 4 and your disclosure that "if adopted" the final rules may increase your costs, among other things. Please update your disclosure to reflect that the Securities and Exchange Commission, on January 24, 2024, adopted the final SPAC rules.

      Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: Debbie Klis